Exhibit 15

Letter Re: Unaudited Financial Information

Audit Committee of the
Board of Directors
TRW Inc.

We are aware of the incorporation by reference in the following registration statements and in the related prospectuses of our report dated April 17, 2002 (except for the "Discontinued Operations" note as to which the date is August 27, 2002), relating to the unaudited consolidated interim financial statements of TRW Inc. that are included in this Current Report on Form 8-K filed on October 1, 2002.

Form S-3	333-89133
Form S-3	333-48443
Form S-8	333-68242
Form S-8	333-61198
Form S-8	333-61192
Form S-8	333-37906
Form S-8	333-36052
Form S-8	333-27003
Form S-8	333-27001
Form S-8	333-20351
Form S-8	333-06633
Form S-8	333-03973
Form S-8	33-53503
Form S-8	33-29751
Form S-8	2-90748
Form S-8	2-64035

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
October 1, 2002